UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                In the Matter of                                      :
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                    ENTERGY GULF STATES, INC.                    :                         CERTIFICATE PURSUANT TO
                                                                                              :                                             RULE 24
                              File No. 70-10158                                   :
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            (Public Utility Holding Company Act of 1935)             :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003.

In accordance with the terms of a Purchase Agreement (the "Purchase Agreement") dated September 28, 2005, between the Company and Citicorp North America, Inc. (the "Purchaser"), the Company issued and sold on September 28, 2005, by private placement, to the Purchaser $200,000,000 principal amount of its First Mortgage Bonds, Floating Rate Series due October 2, 2006 (the "Bonds"), issued pursuant to the Seventy-second Supplemental Indenture (the "Seventy-second Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale will be used for general corporate purposes.

Attached hereto are:

Exhibit A-3(vi) - Conformed copy of the Seventy-second Supplemental Indenture.

Exhibit A-4(vi) - Conformed copy of the Bonds.

Exhibit B(vi) - Conformed copy of the Purchase Agreement.

Exhibit F(vi) - Post-effective opinion of Dawn A. Abuso, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 7th day of October, 2005.

ENTERGY GULF STATES, INC.

By:/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer